FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”) 788 – 550 Burrard Street Vancouver BC, V6C 2B5 Telephone: (604) 899-5450 Facsimile: (604) 484-4710

Item 2.	DATE OF MATERIAL CHANGE

March 4, 2014

Item 3.	NEWS RELEASE

A news release was disseminated on March 4, 2014 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

Item 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces new drill intercepts of the thick “Super F” “3E” platinum palladium and gold mineralization extending the Waterberg deposit and a new discovery 16 kilometers north from the Waterberg Joint Venture in the northern part of the permit area.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, B.C. (March 4, 2014) – Platinum Group Metals Ltd., (PTM-TSX, PLG-NYSE.MKT) (the “Company” or “Platinum Group Metals”) announces announces new drill intercepts of the thick “Super F” “3E” platinum palladium and gold mineralization extending the Waterberg deposit and a new discovery 16 kilometers north from the Waterberg Joint Venture in the northern part of the permit area.

Super F Deposit Extension Highlights are as follows:

WE-017: Super F layer intercept of	22.71m assaying 2.69 g/t 3E
Including	9.50m assaying 4.31 g/t 3E

WE-019: Super F Layer intercept of	22.25m assaying 2.34 g/t 3E
Including	10.19 m assaying 3.76 g/t 3E

WE-022: Super F layer intercept of	56.02m assaying 3.18 g/t 3E
Including	22.00 m assaying 4.11 g/t 3E

WE-024: Super F Layer intercept of	37.00m assaying 2.08 g/t 3E

(See details of prill splits grams per tonne 3E, platinum, palladium and gold in the table below averaging approximately 30% platinum, 65% palladium and 5% gold)

When the new intercepts reported above are averaged with previously announced holes WE-001, WE-002 and WE-008, a strike extension of 1,700 meters from the current deposit by a down dip length of 750 meters returns an average grade thickness of 3.35 g/t over 31 meters with a true thickness estimated at 24 meters.

These exploration results may affect the scale of the mine plans outlined in the Preliminary Economic Assessment (“PEA”) for the Waterberg Joint Venture reported on February 14, 2014.

Exploration Highlights:

New Discovery - N-1 Layer: A new layer of mineralization has been intercepted 16 kilomters north of the current resource in Hole WE-014 a with assays of 4.01 meters grading 3.73 g/t 3E (1.43g/t Pt, 2.22 g/t Pd, 0.08 g/t Au). Included is 2.66 meters of 5.05 g/t 3E (1.93g/t Pt, 3.03 g/t Pd,0.09 g/t Au). A 250 meter offset hole has intercepted similar geology and has assays pending. Hole WE-012 may have also intersected similar mineralization with lower grades over 13 meters approximately 4 kilometers to the south east. Given the regional scale of the intercepts correlations are preliminary.

Drilling in this area continues. F and T type intercepts typical of the main Waterberg deposit have not yet been found in the northern block. The northern area now has confirmed near surface platinum, palladium and gold potential of its own type and this new mineralization has thickness that is greater than that of the classic Merensky and UG-2 reefs.

See the table below for the details of the holes reported for this release.

Details

The Waterberg project is currently divided into four main areas;

1.	The defined deposit resource in the 5.4 km long area of the Waterberg Joint Venture;

2.	The F and Super F expansion on the 5 km area adjacent and north of the current deposit, known as the Waterberg Extension;

3.	The large area of regional exploration from 15 km to 30 km north of the current deposit area; and

4.	The area for more T layer exploration west of the current deposit on the Waterberg Joint Venture area.

The approximately 5 km long area from 10 km to 15 km north of the deposit area lays under thicker sedimentary cover. Geophysical studies and geological modelling indicate good potential for extension of the current deposit into this area. At present no surface work is underway in this area.

1.	Waterberg Joint Venture Deposit

The recently completed PEA recommended the project advance to the Pre- feasibility stage. Budgets and programs for this work are being developed by partners the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), Platinum Group Metals and Mnombo, a private empowerment partner.

2.	Waterberg Deposit and Super F Expanded

Drilling is continuing with 12 machines and the F and Super F layers have been intersected in numerous drill holes along 5 kilometers of strike north from the Waterberg deposit on the Waterberg Extension. The results from 4 offset holes to hole WE-08 (53.22 meters grading 5.25 g/t 3E (1.40 g/t Pt, 3.59g/t Pd, 0.27 g/t Au) have confirmed a significant “Super F” extension with similar widths to the Super F region in the main Waterberg Deposit. The Extension Intercepts have consistent layering, geology, metal ratios and base metals credits to the main Super F layers.

3.	New Thick Platinum Palladium Mineralization 15 kilometers north of Waterberg Deposit

The N-1 layer (first mineralized layer identified in the northern part of the project) in Hole WE-014, and potentially drill hole WE-012, is a new type of platinum and palladium mineralization for the Waterberg region that is located higher in the Bushveld sequence as compared to the T and F layers. The geological layering and sulphide mineralization in the initial N-1 intercept has been repeated in a 250 meter step out hole (WE-027) along strike and assays are pending from this intercept. The geology of the northern area, 10 kilometers and more north of the current resource, appears to be different than the main Waterberg Joint Venture area and the first 5 kilometers of the Waterberg Extension Permits north of the deposit. Holes WE-9, 10, 11, 13 and 15 all intersected Bushveld Complex rocks but did not intersect significant mineralization. These regional exploration holes tested a portion of the northern block over a 10 km strike length and appear to have been too far eastward to have tested the section of the Bushveld Complex hosting the newly discovered mineralization.

The N-1 layer if confirmed with further drilling represents a new type of thick mineralization for the project. The N-1 mineralization has anorthosite (light coloured unit) and Troctolite (dark spotted unit) markers like the T2 layer in the main deposit, but does not have the 20% gold content typical of the T2 layer. Interestingly, below the N-1 mineralization in Hole WE-014 is sulphide mineralization of 0.94 g/t 3E (0.22 g/t Pt, 0.35g/t Pd, 0.37 g/t Au) over 5.2 meters at 39% gold. To the south the F layer on the Joint Venture and the Extension areas also has significant zones of 0.2 to 0.5 g/t 3E material around the main mineralization. The endowment of 3E in large volumes of rock at Waterberg is in contrast to the Eastern and Western Limbs of the Bushveld Complex where the average 1 meter thick Merensky and UG2 Reefs are quite discrete and the mineralization does not extend much beyond the reef layers themselves. The Waterberg region is being explored for the first time for platinum group elements and has significant new deposit type potential.

4.	T layer Extension Hunting

The known T zone of the main Waterberg Joint Venture deposit remains open along strike and down dip. A step out drill hole approximately 3.4 kilometers north and slightly west of the known T deposit limit is in progress targeting the extension of the T zone.

Ownership Background

Platinum Group Metals holds a 49.9% effective interest in the Waterberg Joint Venture with JOGMEC holding 37% and the balance being owned by a private empowerment company in South Africa. This Joint Venture covers the initial resource of 167 million tonnes grading 3.26 grams per tonne of platinum, palladium and gold for a total of 17.5 million ounces.(0.98 g/t Pt, 1.97 g/t Pd, 0.32 g/t Au) Ken Lomberg, QP See Technical Reports on www.sedar.com

The 37% interest held by JOGMEC in the Waterberg Joint Venture has been nominated for purchase by a Japanese trading house. The interest is in a competitive tender process with strong interest and the Company and its engineers have recently participated in a positive due diligence process in Tokyo, Japan. The Company regards the potential near term involvement of a Japanese integrated firm into the Waterberg Joint Venture as a positive strategic step for the project and potentially the region.

Platinum Group Metals Ltd holds an 87% effective interest in 487 square kilometers of Prospecting Permits outside of the Waterberg Joint Venture. Drilling is targeting a 30 kilometer projected strike extension of the Bushveld Complex.

Platinum Group Metals holds the Waterberg Extension permits with its private empowerment partner.

The extension of the F zone and the N-1 intercepts reported herein are all on the 87% owned Waterberg Extension Property.

Intercept Assay Details

The attached map shows the location of the holes updated below. The shallow edge of the F zone on the Waterberg deposit is approximately 200 from surface below the Waterberg sediments. The shallow edge of the T zone is at approximately 140 meters deep.

Hole ID	Area	From (m)	To (m)	Layer	Length (m)	Pt (g/t)	Pd (g/t)	Au (g/t)	3E (g/t)	Pt:Pd:Au	Cu (%)	NI (%)
WE012D0	North New , N-1(?)	628.66	642.00	N-1	13.34	0.27	0.90	0.05	1.22	22:74:4	0.15	0.14
WE014D0	North New N-1	735.49	739.50	N-1	4.01	1.43	2.22	0.08	3.73	38:60:2	0.02	0.04
WE017D0	Super F	809.00	831.71	SUPER-F	22.71	0.81	1.75	0.13	2.69	30:65:5	0.05	0.12
WE017D0	Super F	809.00	818.50	Including	9.50	1.33	2.80	0.18	4.31	31:65:4	0.07	0.17
WE019D0	Super F	445.62	467.87	SUPER-F	22.25	0.68	1.53	0.13	2.34	29:66:6	0.08	0.09
WE019D0	Super F	449.00	459.19	Including	10.19	1.13	2.43	0.20	3.76	30:65:5	0.10	0.10
WE022D0	Super F	583.48	639.50	SUPER-F	56.02	0.87	2.13	0.18	3.18	28:67:6	0.11	0.23
WE022D0	Super F	586.00	608.00	Including	22.00	1.16	2.72	0.23	4.11	28:66:6	0.15	0.31
WE023D0	Super F(dyke cutoff)	431.00	435.00	SUPER-F	4.00	1.52	3.57	0.27	5.36	28:67:5	0.17	0.29
WE024D0	Super F	599.00	636.00	SUPER-F	37.00	0.65	1.32	0.11	2.08	31:63:6	0.09	0.20
WE024D0	F	599.00	602.00	Including	3.00	1.50	2.70	0.12	4.32	35:62:3	0.07	0.23

Note: Drill Holes WE-009, WE-010, WE-011, WE013, WE015 were drilled in the region of the New PGE mineralization 15km north area but were collared the east of the subcrop position of the mineralized layer.

On the Waterberg deposit and Super F expanded area holes WE-016, WE-018, WE-020 and WE-021 all intersected F-Zone rock types and assay results are pending for these intercepts.

Qualified Person, Quality Control and Assurance

The non-independent Qualified Person for this Press Release is R. Michael Jones P.Eng. He has relevant experience in precious metals and PGM evaluations and has verified the data by reviewing the detailed assay and geological information on the Waterberg deposit and visiting the site and core yard many times since 2011. He is the Company CEO and is a shareholder.

Base metals and other major elements were determined by multi acid digestion with ICP finish and PGE’s were determined by conventional fire assay and ICP finish. SGS is an experienced ISO 9001 accredited laboratory in assaying and metallurgical studies and have utilized a standard quality control system including the use of standards. Ken Lomberg is the independent qualified person for the resources on Waterberg Joint Venture deposit and he has reviewed the references to resources in this press release.

Update on WBJV Project 1 Mine Construction

Construction and development by subsidiary operating company Maseve Investments 11 (pty) Ltd. (“Maseve”) on WBJV Project 1 is proceeding well. Since January 2014 activities have been ramping up. There are approximately 1,300 persons on site with a 500 person underground development team active on the project. Development continues on accessing Merensky reef blocks. Recent milestones include the completion and commissioning of two vent raises, the advancement of mill foundations above ground and the ordering of mill structural steel. Procurement and delivery of major components is on schedule.

As a result of continued project advancement the shareholders of Maseve have been given a second cash call. Platinum Group reports that Wesizwe Platinum Ltd. (“Wesizwe”) will suffer further dilution to their holdings in the WBJV Project 1 Platinum Mine as a result of a failure to pay their pro-rata share of an approved six-month cash call. The cash call was issued on February 17, 2014 requiring Wesizwe to pay R 234.6 million (approximately CAD $ 24.3 million) into Maseve by March 3, 2014. This cash call is the second missed by Wesizwe in a six month period. After acquiring the undisputed dilution as a result of Wesizwe missing their first cash call in October 2013, and before any accounting for the second round of dilution, the Company today owns a 77.5% interest in Maseve. As a result of the second cash call Platinum Group will hold between 82.9% and 80.8% interest depending on the outcome of an ongoing binding arbitration on the dilution formula.

Wesizwe has entered into a funding arrangement with Jinchuan Group Ltd. of China and is now controlled by Jinchuan. Platinum Group is advancing specific plans to vend the diluted Maseve interests formerly held by Wesizwe into a quality Black Economic Empowerment company. Platinum Group plans to have Mnombo Wethu Consultants (pty) Ltd. (“Mnombo”), the empowerment company on Waterberg, acquire the diluted points in the WBJV Project 1. Platinum Group owns a 49% interest in Mnombo. This acquisition by Mnombo of Wesizwe’s diluted interests in Maseve, when completed, will increase the empowerment standing of Maseve from that set in the original Mining Right. As a result of the ownership of Platinum Group in Mnombo the transaction is anticipated to be accretive to Platinum Group.

About Platinum Group Metals Ltd.

Platinum Group is building the WBJV Project 1 Platinum Mine in the Western Limb of the Bushveld Complex, South Africa. The Company has an experience management team is discovery mine development and operations. Platinum Group Metals Ltd is based in Johannesburg, South Africa and Vancouver Canada.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans for Waterberg drilling and other exploration and engineering. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully add to resources; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms "inferred mineral resources." We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Item 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

Item 7.	OMITTED INFORMATION

N/A

Item 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

Item 9.	DATE OF REPORT

March 4, 2014